UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

City National Bancshares Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

178002101

(CUSIP Number)

Preston D. Pinkett, III
900 Broad Street

Newark, NJ 07102
Telephone: (973) 624-0865

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 178002101	13D	Page 2 of 6

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Preston D. Pinkett, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 13,409
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 13,409
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14		TYPE OF REPORTING PERSON IN

CUSIP No.: 178002101	13D	Page 3 of 6

Item 1. Security and Issuer

This Schedule 13D relates to the common stock (the "Common Stock") of City National Bancshares Corporation (the "Issuer"). The principal executive offices of the Company are located at 900 Broad Street, Newark, NJ 07102.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of Preston D. Pinkett III.

(b) Mr. Pinkett’s principal address is c/o City National Bancshares Corporation, 900 Broad Street, Newark, NJ 07102.

(c) Mr. Pinkett’s principal occupation is as the President and Chief Executive Officer (“CEO”) of City National Bancshares Corporation and its subsidiary City National Bank of New Jersey (the “Bank” and together with the Issuer, the “Company”). He is also a director of the Issuer and the Company.

(d) During the last five (5) years, Mr. Pinkett has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, Mr. Pinkett has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any of them being subject to a judgment decree or final order in joining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

(e) Mr. Pinkett is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to an employment agreement between Mr. Pinkett and the Company, made effective as of November 1, 2011 (the “Employment Agreement”), Mr. Pinkett receives as non-cash compensation twenty thousand (20,000) shares (“Shares”) of the Issuer’s common stock over the twelve (12) month term of the agreement. For purposes of the Employment Agreement, the shares are valued at $3.00 per share.

Item 4. Purpose of Transaction.

The Shares are non-cash compensation for Mr. Pinkett’s employment as CEO of the Company. Mr. Pinkett did not and is not acquiring the Shares with the purpose of exerting control over the Issuer, although he intends to vote for himself as director. Mr. Pinkett is and was a director of the Issuer prior to acquisition of the Shares.

On December 16, 2011, Mr. Pinkett and all directors of the Issuer (including Messrs. Eugene Giscombe, Lemar Whigham, H. O’Neil Williams, Alfonso Carney Jr.), Mr. Edward Wright, its Chief Financial Officer and Mr. Osegura, a Senior Vice President, Walter Bond and Carlton West, officers of the Bank, and David Scheck, formed Greene Street Enterprises LLC (“Greene Street”) pursuant to an Operating Agreement, attached hereto as Exhibit 99.2. The purpose of Greene Street was to purchase all of outstanding shares the Multimode Series F Noncumulative Redeemable Preferred Stock (“Series F Preferred Stock”) of the Issuer from a third party and to attempt to exchange such non-voting non-convertible preferred stock with the Issuer for Common Stock on terms to be negotiated and then to distribute the Common Stock to members of Greene Street. On December 29, 2011, Greene Street acquired all of the Series F Preferred Stock from a third party. Greene Street has not yet exchanged such preferred stock for Common Stock.

As a result of the deferral of dividends on both the Issuer’s Series F Preferred Stock and on the Issuer’s Fixed Rate Cumulative Perpetual Preferred Stock, Series G (“Series G Preferred Stock”) owned by the United States Department of the Treasury, if a special meeting of holders of the Series F Preferred Stock and Series G Preferred Stock, is called, they could, voting together elect two additional directors to the Issuer’s Board of Directors. The United States Treasury, as the holder of the Series G Preferred Stock has more votes in such an election, and could effectively appoint such directors, without regard to the vote of the holders of the Series F Preferred Stock.

CUSIP No.: 178002101	13D	Page 4 of 6

Item 5. Interest in Securities of the Issuer.

(a)– (b) As of April 20, 2012, Mr. Pinkett beneficially owns and exercises sole voting power of 13,490 shares, including 3,288 shares vesting within the next 60 days. Mr. Pinkett’s beneficial ownership represents 9.3% of the outstanding shares of the Common Stock. The percentage calculations in this Schedule 13D are based on 140,750 shares of the Common Stock outstanding (prior to adjustments mandated by Rule 13d-3 of the Exchange Act), as of April 20, 2012. As of the date hereof, the Issuer has not issued any of the Shares to Mr. Pinkett, so Mr. Pinkett cannot vote any of the Shares until such issuance takes place (although such shares are included in the 140,750 shares outstanding for purposes of this Schedule 13D). This Schedule 13D is being filed as if all Shares issued to Mr. Pinkett that are vested were actually issued since Mr. Pinkett is entitled to such shares.

(c) Pursuant to the Employment Agreement, Mr. Pinkett is entitled to acquire 20,000 shares of the Common Stock over a twelve month period, which period commenced November 1, 2012. Prior to entering into the Employment Agreement, Mr. Pinkett owned 697 shares of Common Stock. The chart below sets forth Mr. Pinkett’s ownership of Common Stock on December 22, 2011, the date on which his beneficial ownership in the Common Stock reached 5% and on the dates that his beneficial ownership of the Common Stock increased to 6%, 7%, 8% and 9%, respectively, as well as his ownership on April 20, 2012.

Date	Total Shares Actually Owned*	Shares vesting in 60 days	Shares Beneficially Owned	% of Beneficial Ownership
December 22, 2011	3,546	3288	6,834	5.0%
January 18, 2012	5,026	3288	8,313	6.0%
February 14, 2012	6,505	3288	9,793	7.0%
March 13, 2012	8,039	3288	11,327	8.0%
April 10, 2012	9,574	3288	12,861	9.0%
April 20, 2012	10,122	3288	13,409	9.3%

* Includes 697 shares of Common Stock owned by Mr. Pinkett before effectiveness of the Employment Agreement.

(d)-(e) not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 16, 2011, Mr. Pinkett and all directors of the Issuer (including Messrs. Eugene Giscombe, Lemar Whigham, H. O’Neil Williams, Alfonso Carney Jr.), Mr. Edward Wright, its Chief Financial Officer and Mr. Osegura, a Senior Vice President, Walter Bond and Carlton West, officers of the Bank and David Scheck formed Greene Street pursuant to an Operating Agreement dated as of December 16, 2011, attached hereto as Exhibit 99.2. The purpose of Greene Street is to purchase all of outstanding shares the Series F Preferred Stock of the Issuer from a third party and to attempt to exchange such non-voting non-convertible preferred stock with the Issuer for Common Stock on terms to be negotiated and then to distribute the Common Stock to members of Greene Street. On December 29, 2011 Greene Street acquired all of the Series F Preferred Stock from a third party. Greene Street has not yet exchanged such preferred stock for Common Stock.

Item 7. Material to Be Filed as Exhibits.

Exhibit No,	Exhibit Description

99.1	Employment Agreement effective as of November 1, 2011 (incorporated herein by reference to Exhibit 10.1 to Form 8-K of the Issuer filed November 17, 2011).

99.2	Operating Agreement of Greene Street Enterprises LLC dated as of December 16, 2011

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2012

/s/ Preston Pinkett
Preston D. Pinkett III

CUSIP No.: 178002101	13D	Page 6 of 6

Exhibits

Exhibit No,	Exhibit Description

99.1	Employment Agreement effective as of November 1, 2011 (incorporated herein by reference to Exhibit 10.1 to Form 8-K of the Issuer filed November 17, 2011).

99.2	Operating Agreement of Greene Street Enterprises LLC dated as of December 16, 2011